FIRST MINING FINANCE CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Mining Finance Corp. (the “Company” or “First Mining”) for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. All information contained in this MD&A is current as of March 27, 2017.

These documents along with other information are available for viewing on SEDAR at www.sedar.com, on EDGAR at www.sec.gov., or on the Company’s website at www.firstminingfinance.com. In addition, on or before April 30, 2017, the Company expects to file on SEDAR an Annual Information Form (“AIF”) for the year ended December 31, 2016. Once the AIF has been filed and becomes available under the Company’s SEDAR profile, readers are encouraged to refer to the AIF for additional information about the Company, including a comprehensive discussion of risk factors that affect the Company.

COMPANY OVERVIEW AND STRATEGY

The Company was incorporated as Albion Petroleum Ltd. pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005 and completed its initial public offering as a Capital Pool Company (“CPC”) on September 30, 2005. As a CPC, the Company’s only business had been to identify and evaluate businesses or assets with a view to completing a Qualifying Transaction under the policies of the TSX Venture Exchange (“TSXV”).

On July 1, 2014, Albion and Sundance Minerals Ltd. (“Sundance”) entered into an Arrangement Agreement whereby the Company agreed to acquire all of the issued and outstanding shares of Sundance in exchange for shares of the resultant entity. On March 11, 2015, Sundance was renamed as KCP Minerals Inc. (“KCP”) and on March 30, 2015, Albion completed the acquisition of all of the issued and outstanding shares of KCP on a one-for-one basis, constituting its Qualifying Transaction. On the same day, Albion was renamed as “First Mining Finance Corp.”. Prior to completion of the transaction, Albion consolidated all of its issued and outstanding shares on a four-for-one basis.

The Company’s principal business activity is the acquisition and advancement of high-quality mineral assets with a focus in the Americas. As at the date of this MD&A, the Company has 25 mineral properties in its portfolio, located in Canada, Mexico and the United States. The following table highlights the Company’s acquisitions in the 2016 and 2015 fiscal years:

Date	Acquired Legal Entity	Project	Location
June 16, 2016	Tamaka Gold Corporation (“Tamaka”) (1)	Goldlund Gold Project	Ontario, Canada
June 9, 2016	Cameron Gold Operations Ltd. (“Cameron Gold”)(2)	Cameron Gold Project	Ontario, Canada
April 28, 2016	N/A – asset acquisition	Pitt Gold Project	Quebec, Canada
April 8, 2016	Clifton Star Resources Inc. (“Clifton Star”)(3)	Duquesne Gold Project 10% indirect interest in the Duparquet Gold Project Joutel & Morris Gold Projects	Quebec, Canada
January 7, 2016	Goldrush Resources Ltd. (“Goldrush”)(3)	Rima, Ouaraba and Midebdo Gold Permits	Burkina Faso, West Africa
November 16, 2015	PC Gold Inc. (“PC Gold”) (3)	Pickle Crow Gold Project	Ontario, Canada
November 13, 2015	Gold Canyon Resources Inc. (“Gold Canyon”)(3)	Springpole Gold Project Horseshoe Island Gold Project	Ontario, Canada
July 7, 2015	Coastal Gold Corp. (“Coastal Gold”)(3)	Hope Brook Gold Project Lac Virot Iron Ore Project	Newfoundland, Canada

(1)	Previously a privately held company.
(2)	Previously a subsidiary of a publicly listed company.
(3)	Previously a publicly listed company.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

SIGNIFICANT COMPANY EVENTS

2016 year-to-date highlights (together with subsequent events up to March 27, 2017) include:

Acquisition of GoldON Property and Central Duparquet Property

On February 10, 2017, the Company announced that it had completed the acquisitions of certain mineral claims located in Ontario and Quebec. Under the first agreement with GoldON Resources Ltd., the Company acquired five unpatented mining claims located near Pickle Lake, Ontario in exchange for 200,000 common shares of the Company. Under the second agreement with a private individual, the Company acquired eighteen mining claims located in the Township of Duparquet, Quebec in exchange for $250,000 and 2,500,000 common shares of the Company.

Corporate and Exploration Update

Infill Drilling Program at Cameron Gold Project

On March 22, 2017, the Company announced that it had filed on SEDAR an independent NI 43-101 technical report outlining the updated resource estimate for its Cameron Gold Project located in the town of Sioux Narrows in Ontario. The report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” was filed on SEDAR on March 22, 2017.

Highlights of the Cameron deposit were as follows:

  At a 0.55 gold g/t cut-off grade, the Cameron deposit contains pit constrained Measured and Indicated Resources of 3.5 million tonnes at 2.45 g/t or 274,000 ounces of gold.
  At a 0.55 gold g/t cut-off grade, the Cameron deposit contains pit constrained Inferred Resources of 35,000 tonnes at 2.45 g/t or 3,000 ounces of gold.
  At a 2.00 gold g/t cut-off grade, the Cameron deposit contains underground Measured and Indicated Resources of 2.0 million tonnes at 2.90 g/t or 190,000 ounces of gold.
  At a 2.00 gold g/t cut-off grade, the Cameron deposit contains underground Inferred Resources of 6.5 million tonnes at 2.54 g/t or 530,000 ounces of gold.

During the summer of 2017, an infill drilling program of up to 9,000 metres is to be carried out at the Cameron Gold Project in Northern Ontario. The goal of this drilling program is to upgrade the current NI 43-101 Inferred Mineral Resource into the Measured and Indicated categories. Upon completion of the drilling campaign, assuming the results are satisfactory, the Company intends to advance the Cameron Gold Project to a Preliminary Economic Assessment (“PEA”).

Infill Drilling and Resource Expansion Program at Goldlund Gold Project

On February 10, 2017, the Company announced that it had filed on SEDAR an independent NI 43-101 technical report outlining the updated resource estimate for its Goldlund Gold Project located in the Patricia and Kenora Mining Division of Ontario. The report titled “Technical Report and Resource Estimation Update on the Goldlund Project” was filed on SEDAR on February 10, 2017.

Highlights of the Goldlund deposit were as follows:

  At a 0.4 gold g/t cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 g/t or 560,000 ounces of gold.
  At a 0.4 gold g/t cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 g/t or 1,750,000 ounces of gold.

On January 24, 2017, the Company announced the commencement of a 27,000 metre drilling campaign with the goal of upgrading and expanding the Mineral Resources at the Goldlund deposit. Upon completion of the drilling campaign, assuming the results are satisfactory, the Company intends to advance the Goldlund Gold Project to a PEA.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Corporate and Exploration Update (continued)

Metallurgical Diamond Drilling Program at Springpole Gold Project

On February 6, 2017, the Company announced the completion of a metallurgical diamond drilling program at its wholly-owned Springpole Gold Project, located in northern Ontario, Canada. Highlights were as follows:

  Hole PM-DH-01 intersected 1.22 gold g/t over 354.5 metres including 1.65 gold g/t over 177.0 metres.
  Hole PM-DH-02 intersected 1.51 gold g/t over 341.0 metres including 2.81 gold g/t over 87.0 metres.
  Hole PM-DH-03 intersected 1.25 gold g/t over 359.0 metres including 2.75 gold g/t over 44.0 metres.
  Hole PM-DH-04 intersected 2.15 gold g/t over 146.7 metres including 2.54 gold g/t over 108.7 metres.

A total of four holes comprising approximately 1,200 metres were drilled during the fall 2016 program with hole locations specifically designed to recover sample material that is representative of the Springpole deposit, and to provide material for metallurgical testing. Material from the drill holes had been subjected to both assay testing and metallurgical testing. The results from this metallurgical testing program are expected to be incorporated into a new PEA for Springpole Gold Project which is expected to be released in 2017.

Diamond Drilling Program at Pickle Crow Gold Project

On February 3, 2017, the Company announced the completion of an initial diamond drill program at its wholly-owned Pickle Crow Gold Project, located in northern Ontario, Canada. Highlights were as follows:

  Hole PC-16-306 intersected 1.28 gold g/t over 12.70 metres including 15.14 gold g/t over 0.70 metres in the middle vein zone of the No. 15 Vein.
  Visible gold was intersected in Hole PC-16-306 in the lower vein zone of the No. 15 Vein.

A total of nine holes comprising approximately 1,300 metres were drilled during the 2016 fall program. The objective of this exploration program was to test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lower most vein zone of the No. 15 Vein structure.

Given the success of this drilling program the Board of Directors has authorized a winter drilling campaign at the Pickle Crow Gold Project which is comprised of four additional holes totaling approximately 1,000 metres and began in early March 2017.

Infill and Exploration Drilling Program at Hope Brook Gold Project

In late 2017, a 5,000 metre infill and exploration drilling program is to be carried out at the Hope Brook Gold Project in Newfoundland. The intent of this drilling program is to expand the current NI 43-101 compliant resources and to upgrade a majority of the Inferred Resource into the Measured and Indicated categories. Upon completion of the drilling campaign, assuming the results are satisfactory, the Company may advance the Hope Brook Gold Project to a PEA.

Sale of Mexican Silver Assets to Silver One Resources Inc.

On September 26, 2016, the Company completed its transaction (the “Silver One Transaction”) with Silver One Resources Inc. (“Silver One”), an exploration company publicly listed on the TSXV, by selling the Company’s 100% wholly owned subsidiary, KCP Minerals Inc., including its interest in the Peñasco Quemado, the La Frazada and the Pluton mineral properties (collectively, the “Properties”), in exchange for six million common shares of Silver One and a 2.5% net smelter return royalty (“NSR”) on the Properties.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Non-brokered Private Placement

On August 5, 2016, the Company completed a non-brokered private placement financing of 33,750,000 units at a price of $0.80 per unit, raising gross proceeds of $27,000,000 (the “Private Placement”). Each unit consisted of one common share of the Company and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share of the Company at $1.10 for a period of 36 months.

Amalgamation with Tamaka Gold Corporation

On June 16, 2016, the Company completed an amalgamation with Tamaka, a privately held mineral exploration company which holds a 100% interest in the Goldlund Gold Project located in northwestern Ontario, in exchange for 92,475,689 common shares of First Mining (the “Tamaka Transaction”). The Tamaka Transaction was conducted by way of an amalgamation agreement, which resulted in Tamaka becoming a wholly-owned subsidiary of First Mining.

In addition, all outstanding stock options of Tamaka are now exercisable for First Mining common shares on the same exchange ratio as applied to the Tamaka common shares and are governed by First Mining's Stock Option Plan. All outstanding warrants of Tamaka are also exercisable for common shares of First Mining on the same exchange ratio as applied to the Tamaka common shares.

Acquisition of Cameron Gold Project from Chalice Gold Mines Limited

On June 9, 2016, the Company completed the acquisition of Cameron Gold, a wholly-owned subsidiary of Chalice, which owns the Cameron Gold Project located in Ontario, in exchange for 32,260,836 common shares of First Mining (the “Cameron Transaction”). The Cameron Transaction resulted in Cameron Gold becoming a wholly-owned subsidiary of First Mining. Chalice has retained a one percent NSR royalty over certain mining claims within the Cameron Gold Project which are not encumbered by pre-existing royalties.

Upgrade to TSXV Tier 1 and OTC QX status

On May 11, 2016, First Mining’s shares began trading on the TSXV Tier 1 exchange in Canada. Subsequently, on May 20, 2016, First Mining’s shares began trading on the OTC QX market platform in the US. These upgrades are expected to improve investor exposure, which should result in increased analyst coverage and liquidity.

Acquisition of Clifton Star Resources Inc.

On April 8, 2016, the Company completed a definitive agreement (the “Clifton Agreement”) with Clifton Star under which the Company acquired all of the issued and outstanding common shares of Clifton Star on the basis of one common share in the capital of the Company for each Clifton Star share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Clifton Transaction”). The Clifton Transaction was conducted by way of a court-approved plan of arrangement, resulting in Clifton Star becoming a wholly-owned subsidiary of the Company.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

MINERAL BANK: PROJECT PORTFOLIO LOCATIONS [COMBINED SURFACE AREA OF 296,619 HECTARES]

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

MINERAL PROPERTY BALANCES

As at December 31, 2016 and December 31, 2015, the Company has capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31.2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and recoveries	Currency translation adjustments	Disposal or write-downs	Balance December 31.2016
Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	-	-	-	5,023,019
Pitt Gold	-	2,047,786	732	-	25,182	-	141	-	-	-	2,073,841
Cameron Gold	-	25,799,192	3,267	65,414	108,888	20,395	19,547	-	-	-	26,016,703
Goldlund Gold	-	84,859,301	3,151	71,374	92,629	64,009	12,826	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	-	(18,957)	-	829,459
Penasco Quemado	2,783,382	-	105,726	6,308	-	-	242	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	-	(35,518)	(939,236)	-
Others(1)	460,099	-	287,236	12,121	3,985	1,217	5,501	(53,018)	(14,620)	-	705,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,395	5,864	22,290	9,681	-	-	(485,114)	-
TOTAL	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$(53,018)	$(370,015)	$(5,969,858)	$223,462,223

	Balance December 31.2014	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and recoveries	Currency translation adjustments	Disposal or write-downs	Balance December 31.2015
Hope Brook	$-	$17,466,287	$11,844	$-	$20,323	$32,621	$12,291	$-	$-	$-	$17,543,366
Springpole	-	66,170,491	-	34,350	7,611	16,858	20,185	-	-	-	66,249,495
Pickle Crow	-	15,155,418	-	1,263	19,454	491	-	-	-	-	15,176,626
Canada Total	$-	$98,792,196	$11,844	$35,613	$47,388	$49,970	$32,476	$-	$-	$-	$98,969,487
Miranda	400,339	-	45,863	20,443	78,376	19,086	20,690	-	94,918	-	679,715
Socorro	308,078	-	103,614	9,787	38,904	33,770	18,009	-	75,727	-	587,889
San Ricardo	337,470	-	113,640	12,273	39,068	49,681	19,202	(8,830)	72,404	-	634,908
Penasco Quemado	2,052,879	-	305,359	1,340	-	-	330	-	423,474	-	2,783,382
La Frazada	1,580,969	-	1,979	2,203	-	29	1,075	-	305,444	-	1,891,699
Pluton	675,937	-	107,256	894	53	990	122	-	119,040	-	904,292
Others(1)	673,912	-	303,796	21,899	388	1,859	2,665	(131,817)	153,941	(566,544)	460,099
Mexico Total	$6,029,584	$-	$981,507	$68,839	$156,789	$105,415	$62,093	$(140,647)	$1,244,948	$(566,544)	$7,941,984
USA	533,877	-	40,730	-	982	-	262	-	105,009	-	680,860
TOTAL	$6,563,461	$98,792,196	$1,034,081	$104,452	$205,159	$155,385	$94,831	$(140,647)	$1,349,957	$(566,544)	$107,592,331

(1)	Other mineral properties as at December 31, 2016 and December 31, 2015 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

During the year ended December 31, 2016, acquisition costs increased as a result of the Company acquiring the Duquesne, Pitt Gold, Cameron Gold, and Goldlund Gold mineral properties. In September 2016, the Company disposed of three Mexican silver projects: Penasco Quemado; La Frazada; and Pluton projects to Silver One Resources Inc. The Company undertook these transactions as part of its strategic initiative and currently plans to focus mineral exploration activities in Canada. During the fourth quarter of 2016, the Company had commenced and completed its drilling programs of 1,200 metres and 1,300 metres at its Springpole and Pickle Crow gold projects, respectively. The associated projects’ drilling, exploration, and technical consulting expenditures were higher during the year ended December 31, 2016, notwithstanding the fact that these two projects were acquired in November of the comparative 2015 year. Similarly, Springpole costs in 2016 were a result of running the camp for the entire 12 month period.

As of December 31, 2016, the Company recorded $4,416,780 which represented a 10% indirect interest in the Duparquet gold project and was classified as mineral property investments on the statements of financial position.

The Company has drilling exploration activities planned throughout the 2017 year. In particular, a drilling program of 27,000 metres at its Goldlund project commenced in January 2017, a 1,200 metre drill program at Pickle Crow commenced in February 2017, with additional drill programs planned at the Cameron project, Hope Brook project and Springpole project later in 2017.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

MINERAL BANK: NI 43-101 GOLD RESOURCES PORTFOLIO (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project	3,360,000(2)	2.75	-	297,000	-
Duparquet Gold Project(5)	16,510	1.45	-	770	-
Indicated Resources
Springpole Gold Project	128,200,000	1.07	5.70	4,410,000	23,800,000
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Goldlund Gold Project	9,300,000	1.87	-	560,000	-
Cameron Gold Project	2,170,000(3)	2.40	-	167,000	-
Duparquet Gold Project(5)	5,954,000	1.57	-	300,700	-
Duquesne Gold Project	1,859,000	3.33	-	199,000	-
Inferred Resources
Springpole Gold Project	25,700,000	0.83	3.20	690,000	2,700,000
Goldlund Gold Project	40,900,000	1.33	-	1,750,000	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project	6,535,000(4)	2.54	-	533,000	-
Pickle Crow Gold Project	10,300,000(6)	3.90	-	1,262,000	-
Duparquet Gold Project(5)	2,846,000	1.46	-	133,400	-
Duquesne Gold Project	1,563,000	5.58	-	281,000	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,376,510	2.74	-	297,770	-
Total Indicated Resources	152,983,000	1.32	5.70	6,480,700	23,800,000
Total M&I Resources	156,359,510	1.35	5.70	6,778,470	23,800,000
Total Inferred Resources	89,756,000	1.75	3.20	5,016,400	2,700,000

(1)	Based on NI 43-101 technical reports filed on SEDAR by First Mining Finance Corp., PC Gold Inc., and Clifton Star Resources Inc.
(2)	Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)	Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(4)	Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(5)	The Company owns a 10% indirect interest in the Duparquet Gold Project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(6)

Comprises 3,628,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.10 g/t Au, and 6,522,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.80 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

MINERAL BANK: QUARTERLY GROWTH IN NI 43-101 GOLD RESOURCES

MINERAL BANK: REVIEW OF MINERAL PROPERTIES

First Mining’s portfolio has properties located in Canada, Mexico, and the United States, with on-going exploration programs for gold, silver, lead, zinc, copper and iron ore, which expect to be funded mostly through the sale of equity and joint venture partnerships. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in this MD&A, a PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that a PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

  Tier 1 projects are core assets which include the Company’s largest and most advanced NI 43-101 compliant resource-stage projects, located in Eastern Canada.
  Tier 2 projects are resource-stage assets which host NI 43-101 compliant resources of less than one million ounces of attributable gold.
  Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate NI 43-101 compliance resources.

Canadian Mineral Properties

Tier 1 Projects

Hope Brook Gold Project, Newfoundland

Acquired through the acquisition of Coastal Gold Corp., the Hope Brook Gold Property covers 25,125 hectares with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report entitled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, that was prepared in accordance with NI 43-101, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile. The resource covers 1.5 km of an 8 km mineralized structure. The project hosts Indicated Resources of 5.5 Mt grading 4.77 g/t Au, containing 844,000 oz Au, and Inferred Resources of 836,000 t grading 4.11 g/t Au, containing 110,000 oz Au. Substantial infrastructure includes a ramp to 350 metres below surface with vent raise, power, access by sea and air, and a strong local labour force. Drill targets with potential to significantly increase resources have already been outlined. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997 and there is strong support from the local community and the Province of Newfoundland for future development.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Springpole Gold Project, Ontario

Acquired through the acquisition of Gold Canyon, the Springpole Gold Project covers 32,375 hectares and is one of Canada’s largest undeveloped gold projects. The project is located in northwestern Ontario, approximately 110 kilometres northeast of the town of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road within 10 kilometres and nearby power lines. The project contains Indicated Resources of 128.2 Mt grading 1.07 g/t Au and 5.7 g/t Ag, containing 4,410,000 oz Au and 23,800,000 oz Ag, and Inferred Resources of 25.7 Mt grading 0.83 g/t Au and 3.2 g/t Ag, containing 690,000 oz Au and 2,700,000 oz Ag. Springpole is located within a pro-mining jurisdiction that is covered by Treaty Three and Treaty Nine First Nations Agreements.

A technical report entitled “Preliminary Economic Assessment for the Springpole Gold Project, Ontario, Canada”, that was prepared in accordance with NI 43-101, was filed by the Company on SEDAR on October 18, 2016, and is available under the Company’s SEDAR profile. The PEA contemplates mining and processing material at 20,000 tonne per day and at an average head grade of 1.2 g/t gold and 6.0 g/t silver. Summary of the parameters and economic results are as follows:

Parameters
Mine life	11 years
Initial capital cost	US$438 million
Base case gold price	US$1,300 per ounce
Base case silver price	US$25 per ounce
Base case exchange rate	US$1:C$1
Economic Results
Pre-tax NPV at 5% discount rate	US$579 million
Pre-tax IRR and non-discounted payback	25.4%, payback in 21 months
Post-tax NPV at 5% discount rate	US$388 million
Post-tax IRR and non-discounted payback	13.8%, payback in 35 months

Pickle Crow Gold Project, Ontario

Acquired through the acquisition of PC Gold, the Pickle Crow Gold Project covers 15,560 hectares and is located in the mining friendly jurisdiction of northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report entitled “A Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, that was prepared in accordance with NI 43-101, was filed by PC Gold on SEDAR on June 2, 2011, and is available under PC Gold’s SEDAR profile. The resource supports a high-grade underground and open pit operation. The project hosts Inferred Resource of 10.3 Mt grading 3.9 g/t Au, containing 1,262,000 oz Au. Extensive infrastructure in place or proximal to the project includes a 200 tonne per day gravity mill on site, generators and fuel storage, paved road access to the property and is within 10 km of a regional airport at Pickle Lake. The Pickle Crow Project was a former high-grade operating mine until the late 1960’s.

Cameron Gold Project, Ontario

Acquired through the acquisition of Cameron Gold, a wholly-owned subsidiary of Chalice, the Cameron Gold Project covers 31,673 hectares and comprises 154 unpatented claims, 24 patented claims (mineral rights only), seven mining licenses of occupation (MLO) and four mining leases.  The Cameron Gold Deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the North east. A technical report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, that was prepared in accordance with NI 43-101, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile. The project hosts pit constrained (0.55 g/t Au cut-off) Measured and Indicated mineral resources of 3.5 million tonnes at 2.45 grams per tonne or 274,000 ounces of gold and pit constrained (0.55 g/t Au cut-off) Inferred mineral resources of 35,000 tonnes at 2.45 grams per tonne or 3,000 ounces of gold in addition to underground (2.00 g/t Au cut-off) Measured and Indicated mineral resources of 2.0 million tonnes at 2.90 grams per tonne or 190,000 ounces of gold and underground (2.00 g/t Au cut-off) Inferred mineral resources of 6.5 million tonnes at 2.54 grams per tonne or 530,000 ounces of gold.  There is excellent infrastructure with year round road access to the property from nearby highway and powerline within 20 km.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Goldlund Gold Project, Ontario

Acquired through the amalgamation with Tamaka Gold Corporation, the Goldlund property covers 28,096 hectares in northwestern Ontario, including the mineral rights of six patented claims which are subject to a 1% NSR on ore mined below the 50-metre horizon. The area is underlain by sedimentary and volcanic rocks, numerous intermediate to mafic subvolcanic intrusive sheets, and is intruded by several granitoid stocks. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report entitled “Technical Report and Resource Estimation Update on the Goldlund Project”, that was prepared in accordance with NI 43-101, was filed on SEDAR on February 10, 2017, and is available under the Company’s SEDAR profile. The project contains Indicated Resource of 9.3 Mt grading 1.87 g/t Au, containing 560,000 oz Au, and Inferred Resources of 40.9 Mt grading 1.33 g/t Au, containing 1,750,000 oz Au. Mining in the 1980s produced approximately 90,700 tonnes at 5.14 g/t Au from underground and 39,000 tonnes @ 5.83 g/t from a small open pit. The Goldlund Project has excellent infrastructure with year-round road access to the property from Ontario Highway 72 which is 2km to the south and regional powerline which is 15km to the north. There exists a strong relationship with the towns and First Nation groups in the local communities.

Tier 2 Projects

Duquesne Gold Project, Quebec

Also acquired through the acquisition of Clifton Star, Duquesne covers 936 hectares and is located in the Abitibi Region of Quebec. The Company owns a 100% interest in the Duquesne Gold Project which hosts an NI 43-101 Indicated Resource of 1.9 Mt grading 3.33 g/t Au, containing 199,000 oz Au, and an Inferred Resource of 1.6 Mt grading 5.58 g/t Au, containing 281,000 oz Au. A technical report entitled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, that was prepared in accordance with NI 43-101, was filed by Clifton Star on SEDAR on October 28, 2011, and is available under Clifton Star’s SEDAR profile. The Duquesne Gold Project situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz Au, is proximal to excellent infrastructure and a skilled labour pool.

Pitt Gold Project, Quebec

Purchased from Brionor, the Pitt Gold Property, which covers 384 hectares, is located in the Abitibi Region of Quebec and is close to First Mining's 100% owned Duquesne Gold Project and 10% indirect interest in the Duparquet Gold Project. A technical report in support of these resources, entitled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project, Duparquet Township, Abitibi Region, Quebec, Canada”, was prepared in accordance with NI 43-101 and was filed by the Company on SEDAR on January 6, 2017 under the Company’s SEDAR profile. The Pitt Gold Property which, at a cut-off grade of 3.0 g/t Au, is estimated to have Inferred Resources of 1,076,000 tonnes grading 7.42 g/t Au, containing 257,000 oz Au.

Tier 3 Projects

Lac Virot Iron Ore Project, Newfoundland

Acquired through the acquisition of Coastal Gold, the Lac Virot Property is located near the town of Labrador City in western Labrador. The Company owns 100% interest in 4 map-staked licenses with a combined 225 claims covering a total area of 5,625 hectares. The Lake Superior-type iron formation (“LSTIF”) occurrences of the Lac Virot area lie in the Labrador-Quebec Fold Belt or Labrador Trough, within the Sokoman Formation of the Lower Proterozoic (Aphebian) Knob Lake Group. The project is in a strategic location surrounded by four iron ore mines in the Southern Labrador Trough. Close proximity to power, a multi-use railway and a deep sea port. A total of 11,713 metres was drilled in 42 holes during 2012 which focused on high priority targets previously outlined by a 882 km gravity survey.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Horseshoe Island Gold Project, Ontario

Acquired through the acquisition of Gold Canyon, the 100% interest in the Horseshoe Island Gold Project, situated in the Archean Birch-Uchi greenstone belt, and within the prolific Red Lake Mining District of northwestern Ontario, is comprised of 14 claims covering 2,088 hectares. Gold Canyon previously completed an extensive Mobile Metal Ion (“MMI”) survey which displayed that elongate, shear-related gold anomalies are widespread and may be scattered along the entire 7 km length of the property. The surveys also produced copper and zinc anomalies in VMS favorable environments. Historic drilling has indicated the presence of Nickle, Platinum, and Palladium in a layered gabbro intrusive. The project has a long exploration history during which time 24,138 metres of drilling has been completed.

Mexican Mineral Properties

Tier 3 Projects

Miranda, Sonora

The Miranda gold property consists of three claims; Miranda, Miranda 1 and La Arena covering 16,035 hectares in the Sonoran Desert within a structural corridor called the Sonora- Mojave Megashear ("SMM trend").

The SMM trend hosts several operating gold mines and deposits, some of which exceed 10 million ounces of gold such as Herradura-Dipolos in western Sonora, Mexico, and other smaller deposits; Mesquite (7 M oz Au) and Picacho in Arizona, and Chanate, San Francisco, and La Choya in Sonora, Mexico. The Miranda property lies in the south-central part of the SMM trend, adjacent to the San Felix and El Antimonio mining districts on the south and east respectively. Miranda covers multiple prospects and gold occurrences including the inactive mines La Fortuna and El Gigio (internal claims which do not belong to the Company). Additionally, the property exhibits structures and lithologies favorable for the development of large orogenic (mesothermal) ore deposits similar to those occurring along the SMM trend. During 2015, 151 rock chip samples were taken and analyzed with values ranging between nil and 7.29 g/t Au. Additionally, 3,486 soil samples were collected and analyzed.

Socorro, Sonora

The Socorro property was reduced and separated into fractions in 2015 subject to government approval and now consists of four claims: El Socorro Frac 1, El Socorro Frac 2, El Socorro Frac 3 and Tizoc R1 covering 35,654 hectares. It is a regional gold exploration play with dozens of pits and placer deposits with excellent potential to host both bulk open-pit, heap-leachable deposits as well as high-grade gold in high-angle structures. The southern part of the concession covers the northern extension of the El Chanate mine, while the central and northern portion cover mesothermal gold veins within a regional structure over 10 km long.

Work to date on the property includes interpretation of ASTER images mapping and initial surface reconnaissance.

During 2015, the Company took 53 rock chip samples on the property with values ranging from nil to 41.0 g/t Au. Additionally, 7,737 soil samples were taken and analyzed.

San Ricardo, Sonora

The San Ricardo property consists of nine claims, two of which, San Ricardo and San Ricardo 2, cover 50 hectares and an existing small mine that was acquired by KCP through an option agreement in 2013. The remaining seven claims: Teocuitla, Teocuitla 2, Teocuitla 4, Angel, Tlaloc, Tlaloc 2 and Aztlan cover 37,350 hectares, and were staked by the Company between 2009 and 2011. Mineralization on the property is epithermal in nature and has not been constrained along strike or depth by drilling.

All underground workings on the San Ricardo vein system were opened up and saw sampled, and several hundred metres of trenches were excavated and sampled. Subsequently, 14 diamond drill-holes were drilled on the property to test two veins, the Santa Cruz and Mina Antigua, at shallow levels. Drill results in the Santa Cruz vein varied from minor precious metal mineralization to 2.3 m at 23.1 g/t Au, whereas the Mina Antigua vein contained 4.5 m at 100.4 g/t Ag.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

During 2015, the Company took 59 reconnaissance rock samples with values ranging from nil to 33.7 g/t Au and completed a 4,993 soil samples geochemical survey.

Puertecitos, Sonora

The Puertecitos property consists of two claims, Puertecitos and Puertecitos 2, covering 9,060 hectares staked by the Company in 2009. Located 32 km southwest of the Sasabe border crossing between the US and Mexico, Puertecitos is 40 km west of the Company’s Los Tamales property and 32 km northeast of the Peñoles Los Humos deposit, a 625 Mt porphyry copper system grading 0.32% Cu. Widespread copper oxides outcrop at Puertecitos and the presence of sericite and secondary biotite in breccia fragments from dikes and pipes suggest that a porphyry system may exist under the extensive rhyolite flows on the property. In 2015, the Company entered into an option agreement with Peñoles under which the Puertecitos property may be acquired. On August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement was terminated.

Los Tamales, Sonora

The Los Tamales property consists of two claims, Teocuitla 5 and Teocuitla 8, which cover 3,851 hectares staked by the Company in 2010. Los Tamales is a porphyry copper-molybdenum system located 125 km southwest of Tucson, Arizona and 28 km south of the US-Mexican border. The property was discovered by a water well sampling program during a joint United States Geological Survey and Servicio Geologico Mexicano reconnaissance effort in the 1970s, and was the subject of two USGS open-file reports 94-685 and 84-289. Five diamond drill holes tested copper and molybdenum soil geochemical anomalies in 2013 along a five km strike length with all holes showing low grade chalcopyrite and molybdenite mineralization. The deposit as currently interpreted suggests it is the deep level of a large system dissected by low angle faulting. In 2015, the Company entered into an option agreement with Peñoles under which the Los Tamales property may be acquired. On August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement was terminated.

El Apache, Sonora

The El Apache property contains 11,417 hectares in two claims; El Apache and Tlahuac, both staked by the Company in 2011.

El Apache is largely covered by wind-blown sand of the western Sonoran Desert and lies in a highly prospective area within the prolific Sonora-Mojave megashear gold belt. The property lies 10 km east of the largest gold-only mine in Mexico, Fresnillo’s Herradura complex and 10 km south of La Choya mine.

Work to date includes partial surface reconnaissance, interpretation of the government’s magnetic data and limited surface sampling in two small outcropping hills. Future work will entail ZTEM, detailed magnetometry, bleg sampling, and enzyme leach-type geochemical surveys to identify drill targets under sand cover.

Batacosa, Sonora

The Batacosa property consists of one claim covering 3,600 hectares staked by the Company in 2011. Batacosa is a porphyry copper-molybdenum system located 55 km northeast of Ciudad Obregon and 220 km southeast of Hermosillo, capital of the state. Batacosa was discovered by Cominco in the 1970s and subsequently drilled by them and other companies between 1970 and 2000. A total of 8,000 metres was drilled in 47 drill holes. The Company has delineated two untested targets within the property.

Montana Negra, Sonora

The Montana Negra property consists of one claim, Montana Negra, covering 852 hectares. The property covers Proterozoic rocks that the Company believe may be favorable for gold mineralization and is located in North Central Sonora, 20 km southeast of Cananea. The Orogenic gold system, similar to La Choya and San Francisco mines, targets are open-pit leachable mineralization in granitic and metamorphic rocks. Additional field work is required to fully evaluate the property following preliminary surface samples that reported from nil to 9.5 g/t Au.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Las Margaritas, Durango

The Las Margaritas property is 500 hectares consisting of two mining concessions approximately 150 km from Durango City. The property was acquired through an Assignments of Rights Agreement signed July 6, 2011 and is subject to a 1% NSR royalty payable to the vendor which may be purchased at any time before July 6, 2016 for USD $500,000. The project is located in the Barrancas subprovince of the Sierra Madre Occidental. Some limited gold mining by artisanal prospectors is known to have taken place on the project in the early 20th century and the project contains a known vein with quartz, argillic alteration striking for at least 1.8 km. In 2016, a two-year extension was negotiated with the vendor which granted the Company the option to purchase the royalty by November 2018 in consideration for an additional USD $100,000 payable over two years.

Geranio, Oaxaca

The Geranio property consists of six claims: La Ramita, Geranio, Violeta, Azucena, El Jilguero and La Orquidea, which combined, cover 540 hectares. Additionally, the Company has also staked a much larger block of ground to the north, east and south of the Natividad system.

The Geranio project lies adjacent and directly north of the historic Natividad Mining District, 70 km north of the city of Oaxaca in southern Mexico. Natividad is a series of five bonanza grade gold and silver veins in a black shale host rock which over the last 70 years has produced 1.5 million ounces of gold equivalent. The property covers approximately 1,200 metres of strike length of the northern extension of the Natividad vein system.

Two ASARCO exploration diamond drill holes were drilled on the Geranio property in 1992; hole N-20 intersected 0.6 m at 36 g/t Au and 315 g/t Ag, whereas hole N-24 intersected 0.7 m at 45 g/t Au and 120 g/t Ag. The Company’s objective is to delineate another Natividad mineralized system with comparable precious metal contents.

El Roble, Oaxaca

The El Roble property, located in the Natividad mining district consists of two claims staked by the Company, El Roble and El Roble 2, which were recently reduced to 9,666 hectares. The property covers the northern extension of Natividad veins and other historic bonanza producers such as El Banco mine. Relevant exploration features include a 15 km strike length of a large magnetic high representing an intrusive body at depth believed to be associated with high-grade gold mineralization in veins. Work to date includes regional geology, airborne magnetics and reconnaissance sampling of selected areas.

Lachatao, Oaxaca

The Lachatao property, located in Oaxaca Mexico, consists of three claims known as Lizi 1, Lizi 1 Fraccion 2, and Lizi 1 Fraccion 3 covering 5,126 hectares and staked by the Company. Targets in the property include high-grade gold bonanza veins in black shales as well as stockworks and disseminated gold in volcanic rocks.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

USA Mineral Property

Tier 3 Projects

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining. The property consists of 188 unpatented claims totaling 3,872 acres located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.'s Cortez Mine Complex (23 million oz Au), and nine km west of its newly discovered Gold Rush deposit (7.0 million oz Au) and 1.5 km east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 ounces of gold in the 1990s.

Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property.

SELECTED ANNUAL INFORMATION

The following is a summary of selected audited financial information for the last three completed fiscal years:

	Ending	Ending	Ending
	December 31,	December 31,	December 31,
	2016	2015	2014 (2)
Net Loss	$(11,154,923)	$(5,082,057)	$(723,138)
Net Loss Per Share (basic and diluted) (1)	(0.03)	(0.05)	(0.02)
Cash and Cash Equivalents	33,157,447	683,608	39,914
Mineral Properties	223,462,223	107,592,331	6,563,461
Total Assets	269,558,457	109,268,514	9,548,844
Total Non-current Liabilities	$2,106,371	$-	$-

(1)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(2)	Amounts reported in the 2014 period have been restated due to the change in the Company’s presentation currency from US dollars to Canadian dollars.

Net Loss

Net loss has increased from 2014 to 2016, which was primarily due to the growth in the Company’s activity subsequent to the RTO on March 30, 2015 and following the completion of eight acquisitions to December 31, 2016. This activity resulted in higher expenditures which largely drive the increase in net loss. Excluding non-cash share based payment charges, expenditures were $6,278,664 and $2,218,748, in the years ending December 31, 2016 and 2015, respectively. The year-over-year increase in expenditures were primarily attributable to an increase in investor relations, corporate development and marketing initiatives, and the hiring of additional employees consistent with the Company’s growth.

Cash and cash equivalents

Cash and cash equivalents increased by $643,694 between 2015 and 2014, and $32,473,839 between 2016 and 2015. Over the period from January 1, 2015 to December 31, 2016, the increase in cash and cash equivalents were primarily due to private placements of $32,024,965 and cash acquired through acquisitions of $14,491,363, partially offset by cash used in operating and investing activities during the periods.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Total Assets

Total assets increased by $99,719,670 between 2015 and 2014, and $160,289,943 between 2016 and 2015. The eight mineral property acquisitions since the RTO explain 99% and 76% respectively of these annual total assets increases. Following continued investment in the mineral property portfolio throughout 2016, other notable increases in total assets were a result of the $27,000,000 private placement completed in August 2016, the Silver One marketable securities received as part of the Mexican asset divestiture, and the addition of other assets such as equipment and receivables included as part of the acquisitions.

SUMMARY OF QUARTERLY RESULTS

2016 Fiscal Year

	2016-Q4	2016-Q3	2016-Q2	2016-Q1
Net (Loss) Income	$(3,553,041)	$134,446	$(6,446,222)	$(1,290,106)
Net Loss Per Share (basic and diluted) (1)	(0.01)	0.00	(0.02)	(0.00)
Cash and Cash Equivalents	33,157,447	36,323,320	9,632,406	1,541,350
Mineral Properties	223,462,223	226,591,142	230,321,614	108,248,593
Total Assets	$269,558,457	$272,779,533	$243,448,644	$111,644,024

(1)

The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods except 2016-Q3. In 2016-Q3, although the outstanding stock options and warrants had a dilutive effect on the net income, the basic and diluted income per share calculation still result in the same amount.

2015 Fiscal Year

	2015-Q4	2015-Q3	2015-Q2(2)	2015-Q1(2)
Net Loss	$(1,878,657)	$(1,101,148)	$(659,040)	$(1,443,212)
Net Loss Per Share (basic and diluted) (1)	(0.04)	(0.01)	(0.01)	(0.03)
Cash and Cash Equivalents	683,608	2,288,325	4,568,981	6,815,090
Mineral Properties	107,592,331	26,576,330	7,678,559	7,663,659
Total Assets	$109,268,514	29,748,843	$14,183,846	$14,753,472

(1)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(2)	Amounts reported in 2015-Q2 and 2015-Q1 have been restated due to the change in the Company’s presentation currency from US dollars to Canadian dollars.

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

In 2016-Q4, the Company’s marketable securities declined in value and thereby recognized a $1.2 million mark-to-market fair value adjustment loss. The one-off $0.8 million gain on divestiture of subsidiaries and $1.0 million foreign exchange gain in 2016-Q3 did not recur in 2016-Q4. As a result, the Company recorded a net loss in 2016-Q4 compared to a net income in 2016-Q3. The Company primarily used its cash in operating and investing activities, including drilling expenditures which are capitalized to mineral properties. Therefore, cash and cash equivalents declined during 2016-Q4.

In 2016-Q3, the Company completed its divestiture transaction of three Mexican mineral properties, which resulted in a gain of $0.8 million and a realized foreign exchange gain of approximately $1.0 million currency translation adjustment (“CTA”) reclassification. These gains were partially offset by the Company’s expenditures, resulting in a net income in 2016-Q3. The increase in cash and cash equivalents was primarily driven by the completion of a $27.0 million non-brokered private placement.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

The net loss in 2016-Q2 was $5.2 million higher than the net loss in 2016-Q1 mainly due to the $4.7 million non-cash share-based payments expense from the 10,770,000 share options granted during the period. In addition, salaries increased as a result of hiring additional employees consistent with the Company’s growth, The increase in cash and cash equivalents and total assets from 2016-Q1 were primarily due to the completion of the four mineral property acquisitions in 2016-Q2, and in particular the $10.8M cash from Clifton Star.

In 2016-Q1, net loss decreased by 31% from 2015-Q4 primarily due to the $0.6 million non-recurring write-down of Mexican mineral properties. The increase in cash and cash equivalents and mineral properties from 2015-Q4 were primarily due to the completion of the Goldrush acquisition in 2016-Q1.

In 2015-Q4, net loss increased by 71% from 2015-Q3 primarily due to the $0.6 million non-recurring write-down of Mexican mineral properties which formed part of the Company’s strategic decision to drop certain concessions. Cash and cash equivalents steadily declined as the Company used its cash in operating and investing activities, including transaction costs for its mineral property acquisitions. Total assets increased $81.3 million following the acquisition of Gold Canyon and PC Gold in 2015-Q4.

The net loss in 2015-Q3 was $0.4 million higher than the net loss in 2015-Q2 primarily due to the increase in non-cash share-based payments expense, the hiring of additional employees, and the increase in marketing and investor relations initiatives given the Company engaged in more corporate activity. Cash and cash equivalents declined as the Company used cash to pay for its operating activities and transaction costs for its investing activities acquisition. Mineral properties increased $17.5 million following completion of the Coastal Gold acquisition.

The net loss in 2015-Q2 was $0.7 million, as the Company began to increase its activity following the RTO. Cash and cash equivalents steadily declined as the Company used its cash in operating and investing activities, including a temporary loan to Coastal Gold ahead of its acquisition. Mineral properties was comparable to 2015-Q1.

Excluding the non-cash share-based payments expense of $0.7 million, net loss in 2015-Q1 was $0.7 million. The increase in cash and cash equivalents was primarily due to the completion of a $5.0 million private placement and conversion of subscription receipts of $2.7 million. The Company’s $6.6 million portfolio consisted of Mexican and US mineral properties as of 2015-Q1.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

RESULTS OF CONTINUING OPERATIONS

For the three months and year ended December 31, 2016 and 2015

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015

EXPENDITURES
Administrative and office	$259,738	$62,685	$580,628	$175,970
Depreciation	52,878	814	150,144	6,910
Consultants	44,346	60,991	115,059	349,254
Exploration and evaluation	(74,568)	22,706	102,607	86,221
Investor relations, corporate development and marketing communications	690,550	241,350	3,075,802	568,813
Professional fees	216,390	234,245	672,039	476,427
Salaries and directors fees	275,487	94,772	1,024,768	269,638
Share-based payments	249,382	268,633	5,154,642	1,267,851
Transfer agent and filing fees	69,668	8,148	189,355	107,400
Travel and accommodation	129,832	36,305	368,262	178,115
Loss before other items	(1,913,703)	(1,030,649)	(11,433,306)	(3,486,599)

Charge related to public company listing	-	-	-	(655,130)

Foreign exchange gain (loss)	98,039	(178,998)	980,590	(271,659)
(Loss) gain on divestiture of subsidiaries	(35,229)	-	806,714	-
Gain on debt settlement	-	3,650	3,408	99,764
Marketable securities fair value adjustment	(1,246,940)	-	(1,071,944)	-
Interest and other expenses	(66,831)	(110,973)	(219,183)	(209,044)
Interest and other income	96,737	4,857	263,912	7,155
Write-down of mineral properties	(485,114)	(566,544)	(485,114)	(566,544)

Net loss for the year	$(3,553,041)	$(1,878,657)	$(11,154,923)	$(5,082,057)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss:
Reclassification of currency translation adjustment on divestiture of subsidiaries	-	-	(1,021,847)	-
Currency translation adjustment	95,596	455,219	(361,723)	1,424,729
Other comprehensive (loss) income	95,596	455,219	(1,383,570)	1,424,729

Total comprehensive loss for the year	$(3,457,445)	$(1,423,438)	$(12,538,493)	$(3,657,328)

Fiscal Year 2016 Compared to Fiscal Year 2015

For the year ended December 31, 2016, total expenditures increased by $7,946,707 compared to the year ended December 31, 2015. This increase was primarily due to the following variances.

  Administrative and office expenses increased by $404,658 during the year ended December 31, 2016 compared to the same period in 2015. This increase was due to the increased corporate activity of the Company.

  Investor relations, corporate development and marketing communications expenses increased by $2,506,989 in 2016 compared to the same period in 2015, due to an overall increase in marketing initiatives, corporate development activities and attendance at retail and institutional investor conferences.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

  Professional fees increased by $195,612 during the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was primarily due to increased legal, accounting and auditor fees in 2016 as a result of the acquisitions and sale transaction, which were not comparable in the comparative period following the Company listing on March 30, 2015.

  For the year ended December 31, 2016, salaries and directors fees increased by $755,130 compared to the same period of prior year. This increase was primarily due to the hiring of additional employees and the commencement of directors fees. No director fees were recorded in 2015.

  For the year ended December 31, 2016, share-based payments increased by $3,886,791 compared to the same period of prior year as more share options with a higher fair value per option were granted during the year of 2016 compared to the same period of 2015.

In addition, notable variances of other income and expense items were as follows:

  The foreign exchange gain in the year in 2016 was primarily a result of the reclassification of $1,021,847 million in accumulated other comprehensive income, currency translation adjustment, into foreign exchange gain in the statements of net income (loss). This was a result of the divestiture of a foreign subsidiary, with US dollar functional currency, from the Silver One Transaction. The foreign exchange loss in the year in 2015 was predominantly the result of Canadian entities’ accounts payable and loan payable balances that were denominated in US dollars.

  During the year ended December 31, 2016, a non-cash gain on divestiture of subsidiaries of $806,714 was recorded compared to $nil in the same period of 2015. This was the accounting gain from the Silver One Transaction.

  For the year ended December 31, 2016, a marketable securities fair value adjustment of $(1,071,944) was recorded compared to $nil in the prior year period. The negative fair value adjustment was primarily driven by the mark to market adjustment on the Silver One securities.

  During the year ended December 31, 2015, the Company recognized a one-time charge, related to the RTO public company listing, of $655,130 which represented the fair value of consideration paid in excess of net assets acquired, less associated transaction costs.

  For the year ended December 31, 2016, a currency translation adjustment (“CTA”) loss of $1,383,570 was recorded, compared to a $1,424,729 gain in the prior year period. The CTA loss in the 2016 year was primarily a result of the reclassification of $1,021,847 million of accumulated other comprehensive income as described above and the revaluation of mineral property balances, which were held by foreign subsidiaries with a US dollar function currency. CTA fluctuations were a result of the closing USD/CAD foreign exchange rate having decreased in the 2016 year but increased in the 2015 year.

Fourth Quarter 2016 Compared to Fourth Quarter 2015

For the three months ended December 31, 2016, total expenditures increased by $883,054 compared to the three months ended December 31, 2015. This increase was primarily due to the following variances.

  Administrative and office expenses increased by $197,053 during the three months ended December 31, 2016, compared to the three months ended December 31, 2015. This increase was due to the increased corporate activity of the Company.

  Investor relations, corporate development and marketing communications expenses increased by $449,200 during the three months ended December 31, 2016, due to an overall increase in marketing initiatives, corporate development activities and attendance at retail and institutional investor conferences.

  For the three months ended December 31, 2016, salaries and directors fees increased by $180,715 compared to the same period of the prior year. This increase was primarily due to the hiring of additional employees and the commencement of directors fees. No director fees were recorded in 2015.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

  Professional fees decreased by $17,855 during the three months ended December 31, 2016 compared to the three months ended December 31, 2015. This was primarily due to decreased level of acquisition and other corporate transaction activities in the fourth quarter of 2016 compared to the same period in 2015.

  The amount for share-based payments remained comparable between the two periods in 2016 and 2015.

In addition, notable variances of other income and expense items were as follows:

  For the three months ended December 31, 2016, a foreign exchange gain of $98,036 was recorded, compared to a loss of $178,998 for the three months ended December 31, 2015. The foreign exchange gain in the fourth quarter of 2016 was primarily a result of the strengthening USD/CAD foreign exchange rate which increased the CAD value of cash and cash equivalents denominated in US dollars. On the other hand, the foreign exchange loss in the same period of 2015 was primarily a result of the strengthening USD/CAD foreign exchange rate which increased the CAD value of accounts payable and loan payable denominated in US dollars.

  For the three months ended December 31, 2016, a marketable securities fair value adjustment of $(1,246,940) was recorded compared to $nil in the prior year period. This negative fair value adjustment was primarily driven by the mark to market adjustment of the Silver One securities.

  For the three months ended in December 31, 2016 and December 31, 2015, the Company recognized CTA gains, which were primarily due to the foreign exchange revaluation of mineral property balances held by foreign subsidiaries with a USD functional currency. The closing USD/CAD foreign exchange rates increased in both periods, resulting in CTA gains in both periods.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31,
	2016	2015
CASH PROVIDED BY (USED IN)
Operating activities	$(7,079,546)	$(2,241,065)
Investing activities	7,038,187	(5,314,031)
Financing activities	32,542,594	8,225,594
CHANGE IN CASH AND CASH EQUIVALENTS	32,473,839	643,694
Working capital(1)	39,601,370	(3,433,675)
Cash and cash equivalents, beginning	683,608	39,914
Cash and cash equivalents, ending	$33,157,447	$683,608

(1)	Working Capital is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see section Non-IFRS Measures – Working Capital.

Cash and Cash Equivalents

The increase in cash and cash equivalents from December 31, 2015 to December 31, 2016 was primarily due to the $26,842,807 of cash provided from the August 2016 private placement and the $14,243,523 of cash provided from corporate acquisitions and, partially offset by the cash used in operating and investing activities.

Operating Activities

Cash used in operating activities increased by $4,838,481 during the year ended December 31, 2016 compared to the same period in 2015. The increase in cash used was primarily due to the settlement of various liabilities associated with acquisitions, and other accounts payable related to increased expenditures following the Company’s growth.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Investing Activities

Cash provided by investing activities increased by $12,352,218 during the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily related to the $14,243,523 of residual cash from the acquisitions during the 2016 year, partially offset by the mineral property expenditures of $4,052,848 and cash transaction costs incurred on the five acquisitions during the 2016 year of $2,277,652. This compared to mineral property expenditures of $1,567,255 and cash transaction costs of $4,076,843 in the 2015 year.

Financing Activities

The cash provided by financing activities in the year ended December 31, 2016, was primarily the result of net cash proceeds of $26,842,807 from the August 2016 private placement and proceeds of $6,581,962 from exercise of warrants and share options. The cash provided by financing activities during the year ended December 31, 2015 were mainly due to the proceeds of pre-RTO private placements of $4,478,580 and cash released from escrow of $2,723,750.

Trends in Liquidity, Working Capital, and Capital Resources

As at December 31, 2016, the Company has working capital of $39,601,370. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the year ended December 31, 2016, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through equity issuances. Until it can generate a positive cash flow position, in order to finance its exploration programs, the Company will remain reliant on the equity markets for raising capital, in addition to adjusting spending, disposing of assets and obtaining other non-equity sources of financing.

The Company believes it has sufficient cash resources to meet its exploration and administrative overhead expenses and maintain its planned exploration activities for the next twelve months. However, there is no guarantee that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

OUTLOOK

The Company’s principal business activity is the acquisition of high-quality mineral assets in the Americas with a view to either advancing them or holding them until a time when market values improve. At a time when market values are significantly lower than in the immediately preceding years, the Company’s key objective is to rapidly build and expand its mineral bank. As at December 31, 2016, the Company holds a portfolio of 25 mineral properties in Canada, Mexico and the United States. This increased from 19 mineral properties as at December 31, 2015 following the 2016 acquisitions of Goldrush, Clifton Star, Cameron Gold, and Tamaka in addition to the Pitt Gold property acquisition.

In 2017, capital investments are underway at certain Canadian mineral properties, which include temporary structures to hold drill core and support drill core logging. Given the Company’s healthy working capital position of $39.6 million as at December 31, 2016, primarily a result of the private placement financing in August 2016, planned exploration drill campaigns are currently underway at several of its tier 1 Canadian mineral properties. Additional drilling campaigns and low-cost technical enhancement initiatives are scheduled in late 2017. Finally, the Company has planned environmental studies, continued First Nations community consultations, and at least one preliminary economic assessment study before the end of 2017.

The Company’s goal is to grow its mineral bank by increasing its portfolio to 40 - 50 mineral properties, which will primarily be comprised of gold, silver, copper, lead, zinc and nickel, subject to market conditions. The Company intends to build shareholder value by ultimately entering into earn-in agreements with third-parties who would move the assets forward into production whilst the Company retains a residual interest. This could be in the form of a royalty, metal stream, minority interest, and/or equity positions in the acquiring third parties.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

MARKETABLE SECURITIES

In addition to the shares in Silver One Resources Inc. acquired as a result of the Mexican silver asset divestiture transaction, the Company holds other investments in publicly traded companies within the mining industry for strategic purposes.

Security	December	December
	31, 2016	31, 2015
Silver One Resources Inc. (TSX.V: SVE)	$5,280,000	$-
Other Marketable Securities	566,627	8,830
Total	$5,846,627	$8,830

MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc., has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project which is one of the Canadian Tier 2 projects. As at December 31, 2016, the fair value of mineral property investments was $4,416,780 (December 31, 2015 - $nil).

Duparquet Gold Project, Quebec

Acquired through the acquisition of Clifton Star, the Duparquet Project covers 1,033 hectares and is located in the Abitibi Region of Quebec which is one of the world's most prolific gold producing regions. The Company owns a 10% indirect interest in the Duparquet Gold Project which, on a 100% basis, hosts an NI 43-101 compliant Measured Resource of 165,100t grading 1.45 g/t Au, containing 7,700 oz Au, an Indicated Resource of 59.5 Mt grading 1.57 g/t Au, containing 3.0 million oz Au and an Inferred Resource of 28.5 Mt grading 1.46 g/t Au, containing 1.3 million oz Au. The NI 43-101 technical report titled “Technical Report and Prefeasibility Study for the Duparquet Project” was filed on SEDAR on May 23, 2014. Infrastructure includes site roads, access to electrical power 15km away, tailings storage facility and water management solutions and ancillary site buildings. The Duparquet Gold Project is currently comprised of three mineral properties: Beattie, Donchester and Dumico. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV (5%) of $222 million at USD $1,300 per oz Au.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them. The Company incurred the following expenditures during the years ended December 31, 2016 and 2015:

Service or Item	Year ended December 31,
	2016	2015
Administration and office expenses	$192,813	$102,302

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two Directors in common, which provides office space and some administrative services to the Company.

As at December 31, 2016, included in accounts payable is an amount of $20,141 (December 31, 2015 - $40,492) due to the Chief Executive Officer. Included in current liabilities is an amount of $454,819 (December 31, 2015 - $1,560,073) due to First Majestic relating to the promissory notes, as well as $1,487 (December 31, 2015 - $15,000) due to First Majestic for administration and office expenses.

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2016 and 2015 are as follows:

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Service or Item	Year ended December 31,
	2016	2015
Directors’ fees	$121,000	$-
Salaries and fees	714,606	380,464
Share-based payments (non-cash)	4,309,634	949,408
Total	$5,145,240	$1,329,872

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

NON-IFRS MEASURES – WORKING CAPITAL

The Company has included a non-IFRS measure for "working capital” in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Company believes that this measure provides investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	December 31,	December 31,
	2016	2015

Current assets	$40,825,864	$1,274,452
Less Current liabilities	1,224,494	4,708,127
Working capital	$39,601,370	$(3,433,675)

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

CHANGES IN ACCOUNTING POLICIES

The annual consolidated financial statements for the year ended December 31, 2016 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2015.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2017 or later:

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 has amendments to clarify that the disclosures requirements of IFRS 12 are applicable to interest in entities classified as held for sale except for summarised financial information (paragraph B17 of IFRS 12). The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IAS 7 Statement of Cash Flows
The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IAS 12 Income Taxes
IAS 12 has amendments to clarify the accounting for deferred tax assets for unrealised losses on debt instruments measured at fair value. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount. Application of the standard is mandatory for annual periods beginning on or after January 1, 2017. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRS 2 Share-based Payments
The IASB issued amendments to IFRS 2 in relation to classification and measurement of share-based payment transactions.

The amendments address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction, the classification of a share-based payment transaction with net settlement features for withholding tax obligations, and the accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments
IFRS 9 will replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. It also introduces a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

IFRS 15 Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations on revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration
The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the nonmonetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases
IFRS 16 will replace IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The accounting estimates and judgments considered to be significant to the Company include the carrying values of mineral properties, the valuation of share-based payments and warrants, the determination of functional currency, accounting determinations following acquisitions, deferred income taxes, and future environmental obligations. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In the year ended December 31, 2016, the Company did not identify any areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

Impairment assessments:
Management reviews the carrying values of its mineral properties on at least an annual basis, or when an impairment indicator exists, to determine whether an impairment should be recognized. In addition, capitalized costs related to relinquished property rights are written off in the period of relinquishment. Capitalized costs in respect of the Company’s mineral properties amounted to $223,462,223 as at December 31, 2016. These costs may not be recoverable and there is a risk that these assets may be written down in future periods.

Fair value of share-based payments:
The Company uses the fair-value method of accounting for share-based payments related to incentive share options and compensation warrants modified or settled. Under this method, compensation cost attributable to options and warrants granted is measured at fair value at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated risk-free interest rate and the expected life using the Black-Scholes model. Changes to these estimates could result in the fair value of the share-based payments expense being less than or greater than the amount recorded. During the year ended December 31, 2016, the Company granted 11,520,000 stock options to Directors, Officers, employees and consultants.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Acquisitions:
The Company has to determine whether each acquisition should be accounted for as a business combination or an asset acquisition. As dictated by IFRS 3 Business Combinations (“IFRS 3”), the components of a business must include inputs, processes and outputs. Management has assessed its acquisitions and has concluded that each did not include all the necessary components of a business. As such, they have been recorded as asset acquisitions, being the purchase of mineral properties and/or working capital.

The Company must use judgment to determine whether it is the acquirer in each acquisition transaction. Under IFRS 10, the acquirer is the entity that obtains control of the acquiree in the acquisition. If it is not clear which company is the acquirer, additional information must be considered, such as the combined entity’s relative voting rights, existence of a large minority voting interest, composition of the governing body and senior management, and the terms behind the exchange of equity interests.

Taxes:
The Company measures deferred income tax assets and liabilities using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Environmental reclamation provisions:
The Company must determine if estimates of the future costs to complete reclamation work is required to comply with existing laws, regulations and agreements in place at each exploration site. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of reclamation work required by the Company. Management determined at the balance sheet date that no material environmental reclamation provisions were required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Financial assets:
The Company makes estimates and assumptions that affect the carrying value of its financial assets. Certain financial assets are designated as fair value through profit and loss, and management needs to determine the fair value based on various estimates and assumptions including equity prices, commodity prices, and other unobservable market data. Changes to these estimates and assumptions could result in the fair value being less than or greater than the amount recorded.

FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, liquidity risk, and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes foreign currency risk and interest rate risk.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2016, the Company is exposed to currency risk on the following assets and liabilities denominated in USD and MXN. The sensitivity of the Company’s net earnings due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$3,429,354	$16,944	$3,446,298
Receivables and prepaid expenditures	1,113,736	36,400	1,150,136
Value added tax receivable	-	67,977	67,977
Accounts payable and accrued liabilities	(82,117)	(15,869)	(97,986)
Loans payable	(454,819)	-	(454,819)
Net exposure	$4,006,154	$105,452	$4,111,606
Effect of +/- 10% change in currency	$400,615	$10,545	$411,160

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, receivables and value added tax receivables, prepaid expenditures and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions. The Company is exposed to credit risk related to receivables collectible from third party and value added tax collectible from the government of Mexico. All balances are expected to be recovered in full. The valued added tax receivable is classified as non-current due to the tax rules, the complex and untimely collection process.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2016 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than	1 – 3	4 – 5	After 5
	Amount	Cash Flows	1 year	years	years	years
Accounts payable and accrued liabilities	$769,675	$769,675	$769,675	$-	$-	$-
Loans payable	454,819	473,554	473,554	-	-	-
Debenture liability	2,106,371	3,220,040	213,990	427,980	2,465,980	112,090
Total	$3,330,865	$4,463,269	$1,457,219	$475,066	$2,465,980	$112,090

As at December 31, 2016, the Company had cash and cash equivalents of $33,157,447 (December 31, 2015 - $683,608). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

RISKS AND UNCERTAINTIES

Financing Risks

The Company has finite financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further acquisitions of companies or projects.  Such further acquisitions may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing projects which could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

  few properties that are explored are ultimately developed into producing mines;
  there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
  with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
  mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

No History of Mineral Production

The Company has no history of commercially producing metals from its mineral exploration properties. The Company’s current business model does not contemplate that it will establish mining operations ourselves on any property, however, the business plan anticipates that the Company may retain interests in properties which it has transferred to other parties and who may choose to establish mining operations. As a result, the Company’s business may (indirectly) by subject to risks with respect to mineral production. There can be no assurance that any party will successfully establish mining operations or profitably produce gold or other precious metals on any property in which the Company maintains an interest. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

None of the Company’s properties are currently under development or production. The future development of any properties found to be economically feasible will require the operator to obtain licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

  the timing and cost of the construction of mining and processing facilities;
  the availability and costs of skilled labour and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and
  the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities and those of its business partners will result in profitable mining operations or that mining operations will be established at any of the Company’s properties.

Acquisition of Business Arrangements

As part of the Company’s business strategy, we have sought and will continue to seek new mining and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include:

  a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;
  a material ore body could prove to be below expectations;
  difficulty in integrating and assimilating the operations and workforce of any acquired companies;
  realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;
  the bankruptcy of parties with whom we have arrangements;
  maintaining uniform standards, policies and controls across the organization;
  disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;
  the acquired business or assets may have unknown liabilities which may be significant;
  delays as a result of regulatory approvals; and
  exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.

Mineral Reserves/Mineral Resources

The properties in which the Company holds an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals. Mineral resources and mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

Mineral resources on the Company’s properties have been determined based upon assumed metal prices and operating costs. Future production could differ dramatically from resource and reserve estimates because, among other reasons:

  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
  calculation errors could be made in estimating mineral resources and mineral reserves;
  increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;
  the grade of the mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and
  declines in the market price of the metals may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and mineral reserve estimates.

Any reduction in estimated mineral resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on the Company’s earnings, results of operations and financial condition.

Substantial Capital Requirements

The Company’s management team anticipates that it may make substantial capital expenditures for the acquisition, exploration and development of properties, in the future. As the Company is in the exploration stage with no revenue being generated from the exploration activities on its mineral properties, the Company has limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require the Company to alter its capitalization significantly. The Company’s inability to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

History of Net Losses

The Company hasn’t received any revenue to date from the exploration activities on its properties, and there is no assurance that any of the properties that it has or will acquire pursuant to acquisitions or otherwise will generate earnings, operate profitably or provide a return on investment in the future. The Company has not determined that production activity is warranted on any of its mineral properties. Even if the Company (alone or in conjunction with a third party) undertake development and production activities on any of the mineral properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. The Company is subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

the timing and cost, which can be considerable, for the further construction of mining and processing facilities;

  the availability and costs of skilled labour, consultants, mining equipment and supplies;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and
  the availability of funds to finance construction and development activities.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our other properties.

Global Financial Conditions

Global financial conditions continue to be characterized by volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including the government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the volatility of currency exchanges, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples including the first nations of Canada. The Company operates in some areas presently or previously inhabited or used by indigenous peoples including areas covered by treaties among the first nations, the federal and provincial governments. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The Company’s current and future exploration program may be subject to a risk that one or more groups of indigenous people may oppose development on any of its properties or on properties in which it holds a direct or indirect interest. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities or other parties to whom the Company has transferred properties. Opposition by indigenous people to the Company’s operations may require modification of or preclude development of its projects or projects on properties in which the Company holds a direct or indirect interest or may require the Company or a third party to enter into agreements with indigenous people with respect to projects on such properties. Such agreements may have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental Laws and Regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. The Company cannot give any assurance that, notwithstanding its precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

FINANCIAL LIABILITIES AND COMMITMENTS

As of December 31, 2016, the Company’s financial liabilities and commitments are summarized as follows:

	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Cash Flows	year	years	years	years
Accounts payable and accrued liabilities	$769,675	$769,675	$-	$-	$-
Loans payable	473,554	473,554	-	-	-
Debenture liability	3,220,040	213,990	427,980	2,465,980	112,090
Commitments	132,688	85,602	47,086	-	-
Total	$4,595,957	$1,542,821	$475,066	$2,465,980	$112,090

Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

Certain of the mineral properties in which the Company has interests are subject to net smelter returns ("NSRs"), payable at a time in the future when the project enters production, or which may be bought back by the Company prior to that time under certain terms and conditions. As at December 31, 2016, the Company’s significant NSR arrangements on its tier 1 mineral properties were as follows:

Mineral property	Interest	NSR	Buyback
Hope Brook	21 mineral licenses	2% NSR	Buyback of 1% NSR for $1 million
Springpole	15 patented claims	3% NSR	-
Springpole	10 patented claims	3% NSR	Buyback of up to 2% NSR for $2 million
Springpole	5 patented claims	3% NSR	Buyback of 1% NSR for $1 million
Springpole	6 unpatented claims	3% NSR	Buyback of up to 3% NSR for $1.5 million
Pickle Crow	8 patented claims 21 unpatented claims	2% NSR	Buyback of 1% NSR for $1 million
Pickle Crow	28 unpatented claims	3% NSR	Buyback of 1% NSR for $2 million
Pickle Crow	13 mineral claims	3% NSR	-
Cameron	4 patented claims 20 unpatented claims	1% NSR	-
Cameron	133 unpatented claims	1% NSR	-
Cameron	47 unpatented claims	1.5% NSR	Buyback of 0.75% NSR for $0.75 million
Goldlund	21 patented claims	2.5% NSR	Buyback of 2.5% NSR for $2.5 million
Goldlund	6 patented claims	1% NSR	-
Goldlund	15 mining claims	2% NSR	Buyback of 2% NSR for $1.5 million

CONTINGENCIES

On June 16, 2016, the Company assumed control of the business and assets of Tamaka as a result of an amalgamation between Tamaka and a wholly owned subsidiary of the Company. Tamaka was a party to three debentures with an aggregate principal amount of approximately $2.1 million the "Debentures"), payable to Kesselrun Resources Ltd. (“Kesselrun”) (TSXV: KES). Kesselrun has commenced an action before the Ontario Superior Court alleging that the debentures were required to be converted into common shares of the Company as a result of the amalgamation transaction with Tamaka and is seeking an order for, among other things, the issuance to Kesselrun of shares of First Mining or, in the alternative, damages. The Company disagrees with this position and takes the position that the Debentures have not been converted and remain outstanding.

The Company has engaged legal counsel and at this time cannot definitively predict the outcome of this dispute. In the event that Kesselrun prevails, the primary relief sought by Kesselrun would be to convert the full amount of the Debentures principal, amounting to approximately $2.1 million, into approximately 5.6 million of the Company’s common shares, which had a fair market value of approximately $4.8 million as at December 31, 2016.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, CEO of First Mining, is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, and is responsible for the review and verification of the technical information in the MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at March 28, 2017.

All share information is reported as of March 27, 2017 in the following table.

Issued and Outstanding Common Shares				543,468,233
	Expiry Date	Weighted average Exercise Price	Number
Options	June 16, 2017 – February 10, 2022	$0.73	34,587,383
Warrants	February 15, 2018 – June 16, 2021	$0.81	50,093,410
				84,680,793

Fully Diluted				628,149,026

There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement dated March 30, 2015, on the completion of the RTO. Under this agreement, 10% of the shares were released immediately and 15% will be released every six months thereafter with the final release being on March 30, 2018. As at December 31, 2016, there were 3,299,524 common shares of the Company in escrow (December 31, 2015 – 5,499,206).

There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement dated August 2, 2005. At completion of the RTO, 10% of the common shares were released and 15% will be released every six months thereafter with the final release being March 30, 2018. As at December 31, 2016 there were 583,275 common shares of the Company in escrow (December 31, 2015 – 1,027,124).

With the acquisition of Tamaka on June 16, 2016, certain shareholders have deposited the First Mining shares received into escrow. Twenty percent of such escrowed shares will be released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche released on June 17, 2019. As at December 31, 2016 there were a total of 29,658,290 shares held in escrow as a result of the Tamaka transaction.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2016.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

FORWARD LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2016. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

FIRST MINING FINANCE CORP.	Management Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2016

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.